Exhibit 99.1

CHECHE GROUP INC.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30,
	Note	2025	2026
		RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents		144,511	131,730
Restricted cash		5,000	41,779
Short-term investments		226	226
Amounts due from related parties	17	-	14,303
Accounts receivable, net	3	1,145,752	665,931
Prepayments and other current assets	4	60,059	64,256
Total current assets		1,355,548	918,225
Non-current assets:
Restricted cash		21,086	-
Property, equipment and leasehold improvement, net	5	831	893
Intangible assets, net	6	3,850	2,800
Right-of-use assets	7	6,453	5,016
Goodwill		84,609	84,609
Other non-current assets		2,477	1,981
Total non-current assets		119,306	95,299
TOTAL ASSETS		1,474,854	1,013,524
LIABILITIES
Current liabilities
Accounts payable		842,728	430,847
Short-term borrowings	8	80,500	98,190
Contract liabilities	2 j)	1,044	1,238
Salary and welfare benefits payable		83,686	79,321
Tax payable	10	22,657	18,320
Amounts due to a related party	17	50,626	52,949
Accrued expenses and other current liabilities	11	19,206	20,167
Short-term lease liabilities	7	4,727	3,510
Total current liabilities		1,105,174	704,542
Non-current liabilities
Deferred tax liabilities		963	700
Long-term lease liabilities	7	801	604
Long-term borrowings	8	9,800	-
Deferred revenue	2 l)	1,432	1,432
Warrant	18	1,512	1,544
Total non-current liabilities		14,508	4,280
TOTAL LIABILITIES		1,119,682	708,822
Commitments and contingencies (Note 16)

F-2

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of June 30，
	Note	2025	2026
		RMB	RMB

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$ 0.00035 par value, 142,857,143 and 142,857,143 shares (114,285,714 Class A ordinary shares and 28,571,429 Class B ordinary shares) authorized as of December 31, 2025 and June 30, 2026, respectively; 2,525,696 and 2,525,696 shares (1,994,367 Class A ordinary shares and 531,329 Class B ordinary shares) issued as of December 31, 2025 and June 30, 2026, respectively; 2,372,002 shares (1,840,673 Class A ordinary shares and 531,329 Class B ordinary shares) and 2,372,088 shares (1,840,759 Class A ordinary shares and 531,329 Class B ordinary shares) outstanding as of December 31, 2025 and June 30, 2026, respectively)*		6	6
Treasury stock		(1,025)	(1,025)
Additional paid-in capital		2,550,197	2,553,093
Accumulated deficit		(2,192,846)	(2,236,903)
Accumulated other comprehensive loss		(1,160)	(10,469)
TOTAL SHAREHOLDERS’ EQUITY:		355,172	304,702

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,474,854	1,013,524

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation on July 20, 2026 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2025	2026
		RMB	RMB
Net revenues	12	1,348,652	885,048
Cost of revenues	13	(1,282,869)	(827,573)
Gross profit		65,783	57,475
Operating expenses:
Selling and marketing expenses		(37,250)	(35,637)
General and administrative expenses		(37,255)	(57,902)
Research and development expenses		(18,293)	(14,457)
Total operating expenses		(92,798)	(107,996)
Operating loss		(27,015)	(50,521)
Other expenses:
Interest income		1,669	1,112
Interest expense		(1,213)	(1,396)
Foreign exchange gains		893	6,630
Government grants		1,295	2,839
Changes in fair value of warrant		1,114	(80)
Changes in fair value of amounts due to related party	17	(2,052)	(2,330)
Others, net		(454)	(552)
Loss before income tax		(25,763)	(44,298)
Income tax benefit	9	195	241
Net loss		(25,568)	(44,057)
Other comprehensive loss
Foreign currency translation adjustments, net of nil tax		(1,302)	(9,316)
Fair value changes of amounts due to related party due to own credit Risk	17	(453)	7
Total other comprehensive loss		(1,755)	(9,309)
Total comprehensive loss		(27,323)	(53,366)
Comprehensive loss attributable to the Company’s ordinary shareholders		(27,323)	(53,366)
Net loss attributable to the Company’s ordinary shareholders per share*
Basic		(10.89)	(18.57)
Diluted		(10.89)	(18.57)
Weighted average number of ordinary shares*
Basic		2,348,249	2,372,032
Diluted		2,348,249	2,372,032
Share-based compensation expenses included in		(13,040)	(2,896)
Cost of revenues		(3)	-
Selling and marketing expenses		(1,851)	(1,135)
General and administrative expenses		(10,674)	(1,354)
Research and development expenses		(512)	(407)

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation on July 20, 2026 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated
						Additional	other		Total
		Ordinary shares		Treasury stock		paid-in	comprehensive	Accumulated	shareholders’
	Note	Shares*	Amount	Shares*	Amount	capital	income	deficit	equity
				RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025		2,294,911	6	(82,452)	(1,025)	2,525,741	6,086	(2,175,057)	355,751
Net loss		-	-	-	-	-	-	(25,568)	(25,568)
Share-based compensation	14 a)	94,893	-	-	-	13,040	-	-	13,040
Foreign currency translation adjustment		-	-	-	-	-	(1,302)	-	(1,302)
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(453)	-	(453)
Balance at June 30, 2025		2,389,804	6	(82,452)	(1,025)	2,538,781	4,331	(2,200,625)	341,468

							Accumulated
						Additional	other		Total
		Ordinary shares		Treasury stock		paid-in	comprehensive	Accumulated	shareholders’
	Note	Shares*	Amount	Shares*	Amount	capital	loss	deficit	equity
			RMB		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2026		2,372,002	6	(67,723)	(1,025)	2,550,197	(1,160)	(2,192,846)	355,172
Net loss		-	-	-	-	-	-	(44,057)	(44,057)
Share-based compensation	14 a)	86	-	31	-	2,896	-	-	2,896
Foreign currency translation adjustment		-	-	-	-	-	(9,316)	-	(9,316)
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	7	-	7
Balance at June 30, 2026		2,372,088	6	(67,692)	(1,025)	2,553,093	(10,469)	(2,236,903)	304,702

*	The shares information are presented on a retroactive basis to reflect the Share Consolidation on July 20, 2026 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Net cash used in operating activities	(8,645)	(2,324)

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(40)	(224)
Proceeds from disposal of property, equipment and intangible assets	1	3
Placement of short-term investments	(14,798)	-
Cash received from maturities of short-term investments	32,214	-
Net cash generated from/(used in) investing activities	17,377	(221)

Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 8)	66,900	68,190
Cash repayments of short-term borrowings from third party	(2,024)	-
Cash received from long-term borrowings from bank (Note 8)	5,000	-
Cash repayments of short-term borrowings to bank (Note 8)	(25,000)	(59,900)
Cash repayments of long-term borrowings to bank (Note 8)	-	(400)
Net cash generated from financing activities	44,876	7,890
Effect of foreign exchange rate changes on cash and cash equivalents	(410)	(2,433)
Net increase in cash and cash equivalents and restricted cash	53,198	2,912
Cash and cash equivalents and restricted cash at beginning of the period	122,472	170,597
Cash and cash equivalents and restricted cash at end of the period	175,670	173,509
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the period	26,476	41,779
Cash and cash equivalents at end of the period	149,194	131,730

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Cheche Group Inc. (the “Company” or “Cheche Group”) was incorporated in the Cayman Islands in January 2023 as an exempted company with limited liability. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity Beijing Cheche Technology Co., Ltd. (“Beijing Cheche” or “VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo”) is wholly foreign-owned enterprise (the “WFOE”). The Group conducted its business in the People’s Republic of China (the “PRC” or “China”) through a series of contractual agreements entered into by the WFOE with the VIE based in China. The Group is primarily engaged in the operation of providing insurance transaction services, Software-as-a-Service (“SaaS”) and technical service and other services in China.

The following unaudited interim condensed consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026 was included in the accompanying unaudited interim condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	54,927	68,824
Restricted cash	5,000	5,000
Short-term investment	226	226
Accounts receivable, net	821,560	529,868
Prepayments and other current assets	53,827	56,710
Amounts due from intra-Group companies	2,949	2,912
Total current assets	938,489	663,540
Non-current assets:
Property, equipment and leasehold improvement, net	777	854
Intangible assets, net	3,850	2,800
Right-of-use assets	6,453	5,016
Goodwill	84,609	84,609
Total non-current assets	95,689	93,279
TOTAL ASSETS	1,034,178	756,819
LIABILITIES
Current liabilities:
Accounts payable	622,496	354,982
Short-term borrowings	39,800	29,900
Contract liabilities	3	3
Salary and welfare benefits payable	64,127	59,610
Tax payable	12,099	13,589
Amounts due to related party	50,626	52,949
Accrued expenses and other current liabilities	13,028	14,610
Short-term lease liabilities	4,727	3,510
Amounts due to intra-Group companies	196,798	239,408
Total current liabilities	1,003,704	768,561
Non-current liabilities:
Deferred tax liabilities	963	700
Long-term lease liabilities	801	604
Deferred revenue	1,432	1,432
Amounts due to intra-Group companies	225,128	220,256
Total non-current liabilities	228,324	222,992
TOTAL LIABILITIES (without recourse to the primary beneficiary)	1,232,028	991,553

F-7

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

	For the six months ended
	June 30,
	2025	2026
	RMB	RMB
Net revenues
- earned from external parties	1,113,412	839,667
- earned from intra-Group companies	4,717	-
Total revenues	1,118,129	839,667
Cost of revenues and operating expenses
- arising from external parties transactions	(1,127,327)	(873,735)
- arising from intra-Group transactions	(19,607)	(10,153)
Total cost of revenues and operating expenses	(1,146,934)	(883,888)
Net loss	(30,244)	(39,756)

	For the six months ended
	June 30,
	2025	2026
	RMB	RMB
Cash flows from operating activities:
Net cash (used in)/generated from transactions with intra-Group companies	(60,601)	31,908
Net cash generated from/(used in) transactions with external parties	48,915	(7,890)
Net cash (used in)/generated from operating activities	(11,686)	24,018
Net cash generated from/(used in) transactions with external parties	3,060	(221)
Net cash generated from/(used in) investing activities	3,060	(221)
Net cash used in transactions with intra-Group companies	(3,457)	-
Net cash generated from/(used in) transactions with external parties	19,876	(9,900)
Net cash generated from/(used in) financing activities	16,419	(9,900)
Net increase in cash and cash equivalents	7,793	13,897

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB25.6 million, and RMB44.1 million for the six months ended June 30, 2025 and 2026, respectively. Net cash used in operating activities were RMB8.6 million and RMB2.3 million for the six months ended June 30, 2025 and 2026 respectively. Accumulated deficit was RMB2,192.8 million and RMB2,236.9 million as of December 31, 2025 and June 30, 2026, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB213.7 million, also the Group had RMB131.7 million, in cash and cash equivalents, as well as the credit line of Bank of Beijing RMB20.0 million (due in June 2028), which has not been used as of June 30, 2026. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

F-8

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2 Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2026 and the results of its operations and its cash flows for the six months ended June 30, 2025 and 2026. The results for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for the year ending December 31, 2026, any other interim periods, or any future year or period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of and for the year ended December 31, 2025 and notes thereto also included herein.

Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2026 and 2025 are summarized below.

b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiaries of VIE for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c) Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, the impairment of goodwill, fair value of amounts due to related party and warrant, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange (losses)/gains in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

F-9

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

e) Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

● Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

● Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables (included in “prepayments and other current assets”), accounts payable, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Lease liabilities are measured at amortized cost using discounted rates reflected time value of money.

f) Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2025 and June 30, 2026, there were cash at bank denominated in US dollars amounting to approximately US$9.5 million (RMB66.8 million) and US$4.4 million (RMB30.2 million), respectively, and denominated in RMB amounting to approximately RMB77.7 million and RMB101.5 million, respectively.

As of December 31, 2025 and June 30, 2026, the Group had approximately RMB87.6 million and RMB111.2 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 60.6% and 84.4% of total cash and cash equivalents of the Group, respectively. As of December 31, 2025 and June 30, 2026, the Group had RMB26.1 million and RMB41.8 million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services and a USD3 million deposit was pledged to Bank of Beijing as collateral for a borrowing with a credit line amount of RMB20 million and a USD2.4 million deposit was pledged to China Minsheng Bank as collateral for a RMB15 million borrowed by Baodafang Technology Co., Ltd. (“Baodafang”), a wholly owned subsidiary of the Company, from the bank. Restricted cash is classified into current and non-current assets based on the maturities of term deposits. The Group had no other lien arrangements for the six months ended June 30, 2025 and 2026.

g) Expected credit losses of receivables

The Group’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics.

Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Accounts receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2025 and June 30, 2026, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of nil and RMB34.1 million for the six months period ended June 30, 2025 and 2026, respectively.

F-10

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

h) Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

i) Warrant

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is assessed at the end of each reporting period. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the warrants instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss.

j) Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance transaction services, SaaS and technical service and other services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee directly from (i) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through the Group’s online platform and mobile applications in the PRC. The Group determines that the insurance carrier or insurance intermediary, are its customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

F-11

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

j) Revenue recognition (Continued)

SaaS and technical service income

The Group provides SaaS services to selected insurance carriers or insurance intermediaries. This cloud-based services allow insurance carriers or insurance intermediaries to use the Group’s self-developed SaaS management system without taking possession of its software. The Group has determined that the insurance carriers or insurance intermediaries as customers and initially records services fee as contract liabilities upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually one year.

The Group also provides technical service to third-party companies. The Group charges third-party companies service fee for developing software for them. Technical service revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

Other Services

The Group provides automotive after-sales service to third-party companies or individual consumers. The Group satisfies its performance obligation through delivering automotive after-sales service and receives service fee from the third-party companies and individual consumers.

Contract Balances and Accounts Receivable

Contract liabilities primarily consist of customer advances which relates to the payments received for SaaS and technical service in advance of performance under the contract. The increase in contract liabilities over the periods presented was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in SaaS and technical service. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

During the six months ended June 30, 2025 and 2026, the Group recognized revenue amounted to RMB0.9 million and RMB0.6 million, respectively that was included in the corresponding opening contract liabilities balance of RMB1.8 million and RMB1.0 million as of December 31, 2024 and 2025, respectively.

During the six months ended June 30, 2025 and 2026, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current period.

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. Please see Note 3 for additional information.

Practical Expedients

The Group has elected to use the following practical expedients as allowed under ASC Topic 606:

(i) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(ii) Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

F-12

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

k) Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits, share-based compensation expenses to the Group’s sales and marketing personnel, and amortization expenses. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.

l) Government grants

Government grants mainly represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Deferred government grants included RMB1.4 million and RMB1.4 million for the six months ended June 30, 2025 and 2026 being the unamortized portion of a grant of nil and nil the Group received in the six months ended June 30, 2025 and 2026, respectively, for long-term operation. As of December 31, 2025 and June 30, 2026, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

m) Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2025 and June 30, 2026. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Group’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

The Company elect to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

n) Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

F-13

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

o) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its unaudited interim condensed consolidated balance sheet and under other expenses in its unaudited interim condensed consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the year ended December 31, 2025, and as of and for the six months period ended June 30, 2026, respectively.

F-14

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

q) Net loss per share

Net loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

r) Comprehensive loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive loss, as presented on the unaudited interim condensed consolidated balance sheets, consists of accumulated foreign currency translation adjustments and fair value changes of amounts due to related party due to own credit risk.

s) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

F-15

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

2.Significant Accounting Policies (Continued)

t) Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively and early adoption is permitted. The Group adopted the new standard beginning January 1, 2026 and the impact of adopting the new standard was not material to its unaudited interim condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220)—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. ASU 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Group is currently evaluating the potential impact this standard will have on its related disclosures to the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11 “Interim Reporting (Topic 270): Narrow Scope Improvements (“ASU 2025-11”), to improve the guidance for interim reporting and clarify when that guidance is applicable. The ASU 2025-11 provides a comprehensive list of required disclosures and also requires entities to disclose events since the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and for interim reporting periods within annual reporting periods beginning after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Group is currently evaluating ASU 2025-11 to determine its impact on the Company’s unaudited interim condensed consolidated financial statements.

F-16

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

3. Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2025	June 30, 2026
	RMB	RMB
Accounts receivable, gross:	1,149,968	704,273
Less: allowance for current expected credit losses	(4,216)	(38,342)
Accounts receivable, net	1,145,752	665,931

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	For the six months ended June 30
	2025	2026
	RMB	RMB
Balance at the beginning of the period	(5,434)	(4,216)
Additions	-	(34,126)
Write-offs	-	-
Balance at the end of the period	(5,434)	(38,342)

F-17

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

4. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2025	June 30, 2026
	RMB	RMB
Deductible Value Added Tax (“VAT”)	23,135	31,094
Staff advance (i)	15,849	4,452
Service fees (ii)	14,781	23,400
Rental and other deposits	2,580	2,602
Others	3,714	2,708
Balance at the end of the year	60,059	64,256

(i)	Staff advances mainly consist of business expenses advanced to employees.

(ii)	Service fees mainly consist of prepayment of cloud server hosting fees, directors and officers’ insurance fees and others.

5. Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2025	June 30, 2026
	RMB	RMB
Leasehold improvement	3,740	3,964
Furniture and office equipment	1,104	1,100
Electronic equipment and others	3,870	3,680
Total property, equipment and leasehold improvement	8,714	8,744
Less: accumulated depreciation	(7,883)	(7,851)
Property, equipment and leasehold improvement, net	831	893

Depreciation expenses were RMB0.3 million and RMB0.2 million for the six months ended June 30, 2025 and 2026, respectively. No impairment charge was recognized for any of the periods presented.

F-18

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

6. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2025	June 30, 2026
	RMB	RMB
Gross carrying amount
Software	916	916
Licenses	21,000	21,000
Agency agreements	18,000	18,000
Channel relationship	19,000	19,000
Total intangible assets	58,916	58,916

Less: accumulated amortization
Software	(916)	(916)
Licenses	(17,150)	(18,200)
Agency agreements	(18,000)	(18,000)
Channel relationship	(19,000)	(19,000)
Total intangible assets, net	3,850	2,800

Amortization expense for the six months ended June 30, 2025 and 2026 were RMB1.1 million and RMB1.1 million, respectively.

The estimated amortization expenses for each of the following periods are as follows:

June 30, 2026
RMB
Remainder of 2026	1,050
2027	1,750
Total	2,800

7. Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2025 and June 30, 2026, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
Operating lease right-of-use assets	6,453	5,016
Short-term operating lease liabilities	(4,727)	(3,510)
Long-term operating lease liabilities	(801)	(604)
Total operating leased liabilities	(5,528)	(4,114)

F-19

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

7. Leases (Continued)

The weighted average lease term and weighted average discount rate as of December 31, 2025 and June 30, 2026 were as follows:

	December 31, 2025	June 30, 2026
	RMB	RMB
Weighted average lease term:
Operating leases	1.34	1.32
Weighted average discount rate:
Operating leases	2.96%	2.76%

The components of lease expenses for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Operating lease cost	2,656	2,739
Cost of other leases with period less than one year	888	463
Total	3,544	3,202

Supplemental cash flow information related to leases for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	2,808	2,332
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	5,139	2,129
Right-of-use assets released due to termination of lease contracts	-	(837)

Maturities of lease liabilities at December 31, 2025 and June 30, 2026, respectively:

	December 31, 2025	June 30, 2026
	RMB	RMB
2026/Remainder of 2026	4,618	2,418
2027	1,017	1,462
2028	-	293
2029	-	8
Total remaining undiscounted lease payments	5,635	4,181
Less: interest	(107)	(67)
Total present value of operating lease liabilities	5,528	4,114
Less: short-term operating lease liabilities	(4,727)	(3,510)
Long-term operating lease liabilities	801	604

F-20

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

8. Short-term and long-term borrowings

The following table summarizes the Group’s outstanding short-term and long-term borrowings as of December 31, 2025 and June 30, 2026, respectively:

	December 31, 2025	June 30, 2026
	RMB	RMB
Short-term bank borrowings	80,500	98,190
Long-term bank borrowings	9,800	-
Bank borrowings	90,300	98,190

Bank borrowings comprised of the followings:

	Maturity date	Principal amount	Interest rate per annum	December 31, 2025	June 30, 2026
China Minsheng Bank(i)	January 14, 2026	9,900	2.80%	9,900	-
China Minsheng Bank(i)	November 3, 2026	9,900	2.50%	9,900	9,900
Bank of Beijing(ii)	June 5, 2026	10,000	2.80%	10,000	-
Bank of Beijing(ii)	June 19, 2026	10,000	2.80%	10,000	-
Industrial Bank(iii)	May 29, 2026	5,000	2.80%	5,000	-
Industrial and Commercial Bank of China(iv)	June 26, 2026	5,000	2.35%	5,000	-
Industrial and Commercial Bank of China(iv)	June 26, 2026	5,000	2.35%	5,000	-
Industrial and Commercial Bank of China(v)	June 26, 2026	5,000	2.35%	5,000	-
Bank of China(vi)	June 30, 2026	10,000	2.15%	10,000	-
Bank of China(vi)	April 30,2027	10,000	2.24%	-	10,000
Bank of Shanghai(vii)	September 8, 2026	5,000	2.40%	5,000	5,000
Bank of Shanghai(viii)	August 28, 2026	5,000	2.40%	5,000	5,000
China CITIC Bank (ix)	December 30, 2026	700	2.80%	700	700
China CITIC Bank (ix)	March 23,2027	9,300	2.50%	-	9,300
Bank of Beijing(x)	May 8, 2027	4,800	2.60%	4,800	4,600
Bank of Beijing(x)	May 8, 2027	5,000	2.60%	5,000	4,800
Bank of Beijing(x)	May 8, 2027	5,000	2.60%	-	5,000
Bank of Beijing(x)	May 8, 2027	4,000	2.60%	-	4,000
China Minsheng Bank(xi)	April 16,2027	9,900	2.80%	-	9,900
China Minsheng Bank(xi)	May 27,2027	4,990	2.80%	-	4,990
Industrial Bank(xii)	May 28,2027	5,000	2.60%	-	5,000
Industrial and Commercial Bank of China （ⅹⅲ）	October 1,2026	5,000	2.35%	-	5,000
Industrial and Commercial Bank of China （ⅹⅲ）	June 23,2027	5,000	2.35%	-	5,000
Industrial and Commercial Bank of China （ⅹⅳ）	March 6,2027	5,000	2.35%	-	5,000
Industrial and Commercial Bank of China （ⅹⅳ）	March 6,2027	5,000	2.35%	-	5,000
Total Bank borrowings				90,300	98,190

(i)	On November 6, 2024, the Group entered into a RMB30.0 million credit facility with China Minsheng Bank that will expire on November 5, 2025 to support its operations, which was jointly guaranteed by Cheche Insurance Sales & Service Co., Ltd. (“Cheche Insurance”), a subsidiary of VIE and Baodafang. Under this credit facility, the Group drew down RMB9.9 million on January 14, 2025, and fully repaid such loan in full on January 14, 2026. In addition, the Group drew down another RMB9.9 million under this credit facility on November 3, 2025. There are no financial covenants for the credit facility.

(ii)	On June 20, 2024, Baodafang entered into a RMB50.0 million (updated to RMB20.0 million on December 25, 2024) credit facility with the Bank of Beijing that will expire on June 19, 2026 to support its operations, which was guaranteed by Beijing Cheche. On June 10, 2025, Beijing Cheche entered into non-recourse factoring agreement with the Bank of Beijing, whereby the Bank of Beijing would settle Baodafang’s accounts payable by providing RMB10.0 million to Baodafang’s supplier, Beijing Cheche. The interest was prepaid in 2025 and the principal has been repaid upon maturity on June 5, 2026. In addition, under this credit facility, the Group drew down RMB10.0 million on June 19, 2025, which were repaid on June 18, 2026.

F-21

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

(iii)	On May 30, 2025, the Group entered into a loan contract of RMB5.0 million with the Industrial Bank Co., Ltd. (“Industrial Bank”) that will expire on May 29, 2026 to support its operations, which was guaranteed by Cheche Insurance. The loans of RMB 5.0 million have been repaid on May 28, 2026.

(iv)	On October 14, 2025, the Group entered into a loan contract of RMB10.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support its operations, which was jointly guaranteed by Baodafang and Cheche Insurance. The loans of RMB 10.0 million have been repaid on June 24, 2026.

(v)	On June 27, 2025, the Group entered into a loan contract of RMB5.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support its operations, which was guaranteed by Beijing Cheche and Cheche Insurance. The loans of RMB5.0 million have been repaid on June 24, 2026.

(vi)	On June 30, 2025, the Group entered into a RMB10.0 million credit facility with the Bank of China that will expire on June 28, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB10.0 million on June 30, 2025, and the loans of RMB10.0 million have been repaid on April 28, 2026. In addition, the Group drew down RMB10.0 million under this credit facility on April 30, 2026. There are no financial covenants for the credit facility.

(vii)	On December 8, 2025, the Group entered into a RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 24, 2026 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on December 8, 2025. There are no financial covenants for the credit facility.

(viii)	On November 28, 2025, the Group entered into a RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 26, 2026 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on November 28, 2025. There are no financial covenants for the credit facility.

(ix)	On December 29, 2025, the Group entered into a RMB10.0 million credit facility with China CITIC Bank that will expire on December 20, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB0.7 million on December 31, 2025 and RMB9.3 million on March 24, 2026, respectively. There are no financial covenants for the credit facility.

(x)	On May 8, 2025, the Group entered into a RMB20.0 million credit facility with the Bank of Beijing that will expire on May 8, 2027 to support its operations, which was secured by a deposit pledge of USD3.0 million. Under this credit facility, the Group drew down RMB5.0 million on June 3, 2025, of which RMB0.2 million of principal was repaid on December 3, 2025 and an additional RMB0.2 million of principal was repaid on June 3, 2026. The Group further drew down another RMB5.0 million on October 22, 2025, of which RMB0.2 million of principal was repaid on April 22, 2026. In addition, the Group drew down RMB5.0 million on March 13, 2026 and RMB4.0 million on March 26, 2026, respectively. As of June 30, 2026, the loans of RMB4.6 million and RMB4.8 million were reclassified from long-term borrowings to short-term borrowings as the maturity dates were within one year. There are no financial covenants for the credit facility.

(xi)	On March 30, 2026, the Group entered into a RMB15.0 million credit facility with China Minsheng Bank that will expire on March 29, 2027 to support its operations, which was secured by a deposit pledge of USD2.4 million. Under this credit facility, the Group drew down RMB9.9 million on April 16, 2026 and RMB5.0 million on May 27, 2026, respectively. There are no financial covenants for the credit facility.

(xii)	On May 25, 2026, the Group entered into a RMB5.0 million credit facility with Industrial Bank that will expire on May 24, 2027 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on May 29, 2026. As of June 30, 2026, the Group is in compliance with all of the loan covenants.

(xiii)	On June 24, 2026, the Group entered into two loan contracts each in the amount of RMB5.0 million with the Industrial and Commercial Bank of China, that will expire on October 1, 2026 and June 23, 2027 respectively to support its operations, which were guaranteed by Beijing Cheche and Cheche Insurance. There are no financial covenants for the credit facility.

(xiv)	On June 24, 2026, the Group entered into two loan contracts each in the amount of RMB5.0 million with the Industrial and Commercial Bank of China, that both will expire on March 6, 2027 to support its operations, which were guaranteed by Cheche Insurance and Baodafang. There are no financial covenants for the credit facility.

F-22

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

9. Taxation

a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche and Baodafang, which Beijing Cheche was entitled a preferential tax rate of 15% from December 2022 to December 2025 and from December 2025 to December 2028 for its High and New Technology Enterprise (“HNTE”) status, and Baodafang was entitled a preferential tax rate of 15% from December 2023 to December 2026 for its HNTE status, subject to annual evaluation and a requirement that they re-apply for HNTE status every three years.

The components of loss before income taxes are as follows (in thousands):

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Loss before income tax expense
Loss from PRC operations	(22,718)	(42,299)
Loss from non-PRC operations	(3,045)	(1,999)
Total Loss before income tax expense	(25,763)	(44,298)

	For the six months ended June 30,	For the six months ended June 30,
	2025	2026
	RMB	RMB
Current income tax expense
PRC	-	-
Non-PRC	67	21
Total current income tax expense	67	21
Deferred income tax benefit
PRC	(262)	(262)
Non-PRC	-	-
Total deferred income tax benefit	(262)	(262)
Total income tax benefit	(195)	(241)

F-23

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

9. Taxation (Continued)

b) Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied.

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2025 and June 30, 2026, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

10. Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of tax payable as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
VAT payables	22,177	17,819
Individual income tax payables	440	454
Construction tax payables	15	21
Educational development payables	11	15
Others	14	11
Total	22,657	18,320

11. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
	RMB	RMB
Professional service fees	12,022	13,328
Refund liability	5,801	4,825
Accrued expenses	549	545
Others	834	1,469
Total	19,206	20,167

F-24

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

12. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Lei Zhang, Chairman of the Board of Directors, and CEO.

In accordance with ASC 280-10, Segment Reporting: Overall, the CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment.

Key revenues streams are as below:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Insurance transaction services income	1,340,410	873,734
SaaS and technical service income	6,303	7,100
Others	1,939	4,214
Total	1,348,652	885,048

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

13. Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, amortization and depreciation expenses, salary and welfare benefits, cloud service fees, tax and surcharges and others. These costs are charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenue for the six months ended June 30, 2025 and 2026:

	For the six months ended
	June 30,
	2025	2026
	RMB	RMB
Cost of referral partners	1,232,756	772,808
Service fee paid to third-party payment platforms	46,208	47,999
Salary and welfare benefits	1,912	1,166
Amortization and depreciation expenses	1,050	1,050
Cloud service fees	397	244
Tax and surcharges and others	546	4,306
Total	1,282,869	827,573

F-25

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

14. Share-based compensation

(a) Description of stock option plan

2019 Incentive Plan

In January 2020, the Company permitted the grant of options and restricted shares to relevant directors, officers, senior management, employees and non-employees of the Group (the “2019 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

The stock options granted under the 2019 Incentive Plan have a contractual term of 10 years and will expire the earlier of (i) three months after termination of service with the Group, or (ii) upon the tenth anniversary of the grant date.

The stock options granted under the 2019 Incentive Plan will be immediately vested upon grant.

The restricted shares granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (iii) 50% vested on each anniversary for vesting schedule of two years.

2023 Incentive Plan

In September 2023, the Company permitted the grant of options, restricted shares or any other type of awards to relevant directors, employees and non-employees of the Group (the “2023 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

In accordance with ASC 718 Stock Compensation, the Group recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair-value of such equity interests at the measurement date. The share-based compensation expense was recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Stock option replacement (the “Replacement”)

On January 1, 2023 and July 1, 2023, a total of 86,871,800 and 20,359,900 vested options (2,482,051 and 581,711 options retrospectively adjusted for effect of Share Consolidation in Note 15) were replaced by 86,871,800 and 20,359,900 restricted shares (2,482,051 and 581,711 restricted shares retrospectively adjusted for effect of Share Consolidation in Note 15) of Cheche Technology Inc. (“CCT”), a wholly owned subsidiary of the Company, which were converted into restricted shares of the Company upon the completion of the Reverse Recapitalization. The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type I) modification. The Company has recognized the portion of incremental value of RMB26.2 million and RMB26.3 million as cost of revenues and expenses immediately for those vested options.

F-26

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

(b) Valuation assumptions

The Group uses binomial option pricing model and adopts fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

	For the six months ended
	June 30,
Options	2025	2026
Fair value per share (US$)*	23.80~26.60	27.44
Discount rate (after tax)	Not applicable	Not applicable
Risk-free interest rate	4.23%~4.24%	4.30%
Expected volatility	59.65%~60.29%	73.05%
Contractual term (in years)	10	10
Discount for lack of marketability (“DLOM”)	Not applicable	Not applicable

*	The fair value of underlying ordinary shares is presented on a retroactive basis to reflect the Company’s Share Consolidation on July 20, 2026 (Note 15).

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US.

F-27

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

(c) Stock options activities

The following table presents a summary of the Company’s stock options activities for the six months ended June 30, 2025 and 2026.

					Weighted
				Weighted	average
				Average	remaining	Aggregated
				exercise	contractual	intrinsic
	Number of Options Outstanding*			price*	life	value
	Employees	Consultant	Total			RMB in
				US$	(in years)	thousands
Outstanding at January 1, 2025	40,048	-	40,048	6.2475	9.32	7,990
Granted	9,229	-	9,229	3.5000	-	-
Exercised	(1,452)	-	(1,452)	-	-	-
Forfeited	(266)		(266)	3.5000	-	-
Outstanding at June 30, 2025	47,559	-	47,559	5.8065	9.01	8,052
Exercisable as of June 30, 2025	27,752	-	27,752	7.4550	8.92	4,672

Outstanding at January 1, 2026	44,383	12,306	56,689	4.7530	8.81	10,332
Granted	2,829	-	2,829	3.5000	-	-
Forfeited	(601)	-	(601)	3.5000	-	-
Outstanding at June 30, 2026	46,611	12,306	58,917	4.7040	8.38	6,364
Exercisable as of June 30, 2026	37,944	12,306	50,250	4.9140	8.45	5,461

*	The shares is presented on a retroactive basis to reflect the Company’s Share Consolidation on July 20, 2026 (Note 15).

The weighted average grant date fair value of options granted for the six months ended June 30, 2025 and 2026 were RMB750.5330 (US$104.7690) (US$2.9934 per share retrospectively adjusted for effect of Share Consolidation) and RMB575.6151 (US$84.8352) per option, respectively. 1,452 and nil options were exercised for the six months ended June 30, 2025 and 2026.

F-28

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

(d) Restricted shares activities

The following table sets forth the summary of restricted share activities for the six months ended June 30, 2025 and 2026:

	Number of	Weighted-Average
	Restricted	Grant Date
	Shares Granted*	Fair Value*
		(US$)
Unvested as of January 1, 2025	3,057	164.1640
Awarded	37,910	30.2925
Vested	(39,392)	34.8285
Outstanding at June 30, 2025	1,575	176.1795
Unvested as of January 1, 2026	563	116.0425
Vested	(348)	113.2040
Outstanding at June 30, 2026	215	120.6310

*	The shares is presented on a retroactive basis to reflect the Company’s Share Consolidation on July 20, 2026 (Note 15).

15. Net loss per share

On May 28, 2026, the Board has approved and recommended to the shareholders to consider a share consolidation whereby every thirty-five issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.00001 each, in authorized share capital of the Company be consolidated into one consolidated Class A ordinary shares and Class B ordinary shares, par value US$0.00035 each, respectively (the “Share Consolidation”). Immediately following the effective time of the Share Consolidation, the authorized share capital of the Company shall be changed from US$50,000 divided into 4,000,000,000 Class A ordinary shares of US$0.00001 par value each and 1,000,000,000 Class B ordinary shares of US$0.00001 par value each, to US$50,000 divided into 114,285,714 consolidated Class A ordinary shares of US$0.00035 par value each and 28,571,429 consolidated Class B ordinary shares of US$0.00035 par value each. An extraordinary general meeting of shareholders (the “EGM”) of the Company was held on June 12, 2026. At the EGM, shareholders of the Company approved the resolution of Share Consolidation. The Share Consolidation has been effective on July 20, 2026. The shares and pre-share data are retrospectively adjusted to reflect the Share Consolidation for all periods presented.

As retrospectively adjusted upon the Share Consolidation, there were 1,840,673 and 1,840,759 Class A ordinary shares, 531,329 and 531,329 Class B ordinary shares outstanding as of December 31, 2025 and June 30, 2026, respectively.

F-29

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

15. Net loss per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2025 and 2026:

	For the six months ended June 30,
	2025	2026
Numerator:
Net loss	(25,568)	(44,057)
Net loss attributable to the Company’s ordinary shareholders	(25,568)	(44,057)
Denominator:
Weighted average number of ordinary shares outstanding, basic (retrospectively adjusted for effect of the Share Consolidation)*	2,348,249	2,372,032
Weighted average number of ordinary shares outstanding, diluted (retrospectively adjusted for effect of the Share Consolidation)*	2,348,249	2,372,032
Basic net loss per share attributable to the Company’s ordinary shareholders	(10.89)	(18.57)
Diluted net loss per share attributable to the Company’s ordinary shareholders	(10.89)	(18.57)

*	For the six months ended June 30, 2025 and 2026, the Company had potential ordinary shares, including restricted shares and share options. On a weighted average basis, 2,322 and 215 restricted shares, and 43,856 and 57,509 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the six months ended June 30, 2025 and 2026, respectively.

16. Commitments and Contingencies

(a) Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through June 30, 2026. As of December 31, 2025 and June 30, 2026, future minimum lease of RMB0.5 million and RMB0.3 million under non-cancelable operating lease agreements were all due within one year.

(b) Litigation

As of December 31, 2025 and June 30, 2026, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

17. Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Fanhua Insurance Sales and Services Group Ltd. (“Fanhua Group”)	Shareholder of the Company
Mr. Lei Zhang	Founder, Chairman of the Board of Directors and CEO

F-30

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

17. Related Party Balances and Transactions (Continued)

The outstanding balance due to related parties as of December 31, 2025 and June 30, 2026 were as follows:

Balances with related parties	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Amounts due to related parties
Fanhua Group (i)	50,626	52,949

Amounts due from related parties
Mr. Lei Zhang (ii)	-	13,622
Others	-	681
Total	-	14,303

(i)	Corporate borrowings from Fanhua Group

The Group issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017. The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in the Group. In October 2020, the Group entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate borrowings from Fanhua Group”). RMB10 million of the aggregated principal amount of RMB65 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

In 2021, the Group repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In October 2022, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2024, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement.

In 2023, the Group repaid the aggregated amount of RMB12.6 million to Fanhua Group. As of December 31, 2023, the balance of the Corporate borrowings from Fanhua Group was RMB55.3 million, and the remaining balance of the Corporate borrowings from Fanhua Group will be mature on October 26, 2024, which caused the presentation of the borrowing reclassified from non-current liabilitis to current liabilities.

In 2024, the Group repaid the aggregated principal of RMB10.0 million to Fanhua Group. As of December 31, 2024, the balance of the Corporate borrowings from Fanhua Group was RMB45.8 million. In August 2024, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2026, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement.

As of June 30, 2026, the balance of the Corporate borrowings from Fanhua Group was RMB52.9 million, and the remaining balance of the Corporate borrowings from Fanhua Group will be mature on October 26, 2026, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the unaudited interim condensed consolidated statements of operations and comprehensive loss of RMB2.1 million and RMB2.3 million and RMB0.5 million and negative RMB0.01 million for the six months ended June 30, 2025 and 2026, respectively.

The Group assessed the fair value of the Corporate borrowings at each end of reporting period. The fair value measurements of the Corporate borrowings are based on significant inputs not observable in the market, and thus represent Level 3 fair value measurements. The Group utilized the following assumptions to estimate the fair value of the Corporate borrowings:

	As of	As of
	December 31, 2025	June 30, 2026
Discount rate	9.20%	8.78%

F-31

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

17. Related Party Balances and Transactions (Continued)

(i) Corporate borrowings from Fanhua Group (Continued)

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2025	45,811
Change in fair value	2,052
Change in other comprehensive income	453
Balance as of June 30, 2025	48,316
Balance as of January 1, 2026	50,626
Change in fair value	2,330
Change in other comprehensive income	(7)
Balance as of June 30, 2026	52,949

(ii) Amounts due from Mr. Lei Zhang

On January 5, 2026, the Company entered into an advance funding agreement with Mr. Lei Zhang, to provide funds in an aggregate amount of RMB13.6 million (US$2.0 million) for the working capital expenditures of the Company’s overseas business operations. Under the agreement, the funds could not be used for personal consumption, repayment of personal debts, or personal investment, nor may the funds be directly or indirectly on-lent to any natural person without the prior written consent of the Company. The term of use of the funds is one year, commencing from January 6, 2026 on which the funds are actually remitted to the designated bank account. The amount of US$2.0 million has been repaid to the Company as of the date of the issuance of the unaudited interim condensed consolidated financial statements.

18. Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2025 and June 30, 2026, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. They are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the six months ended June 30, 2025 and 2026.

The following table summarizes the Company’s financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2025 and June 30, 2026:

	As of December 31, 2025
	Active Market	Observable Input	Unobservable Input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	1,512	-	-	1,512
Corporate borrowings from Fanhua Group	-	-	50,626	50,626

	As of June 30, 2026
	Active Market	Observable Input	Unobservable Input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	1,544	-	-	1,544
Corporate borrowings from Fanhua Group	-	-	52,949	52,949

F-32

CHECHE GROUP INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

(All amounts in thousands, except for share and per share data)

18. Fair Value Measurement (Continued)

Warrant

The fair value of the warrants converted from Prime Impact are measured based on the listed market price of such warrant, a Level 1 measurement. The fair value of the warrants converted from CCT are measured based on binomial option pricing model, a Level 3 measurement. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the binomial option pricing model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield, expected time to exercise as well as volatility.

Corporate borrowings from Fanhua Group

The Group classified the Corporate borrowings from Fanhua Group as current liability and measured at fair value. The Group classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the Corporate borrowings from Fanhua Group during the period at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

19. Subsequent Events

On September 9, 2026, the Company entered into a non-binding term sheet in connection with a proposed strategic investment in Long Way Fortune (“Target”), a residential solar-plus-storage business with operations currently in Australia and Singapore. The term sheet contemplates an initial 20% minority investment in the Target with the potential for the Company to increase its ownership interest in the Target to up to 51% over time, subject to agreed conditions and performance milestones. The transaction will be a stock-for-stock investment in the Target at an overall implied equity value of US$490 million, with the Company’s consideration being stock-linked and subject to a delayed schedule of release over the next few years. The term sheet is non-binding and does not obligate the Company to consummate the proposed investment.

F-33